SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

FORO2020 LATIBEX VIRTUAL

Eurolatam

Business Meeting

Eletrobras

Disclaimer

This statement may contain **estimates and forecasts** which **are not statements of facts happened in the past**, but they reflect **beliefs and expectations of our management** and may stand as estimates and forecasts on **future events** according to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

Words “believes”, “might”, “may”, “estimates”, “continues”, “foresees”, “intends”, “hopes” and similar ones are targeted at spotting **estimates that necessarily imply risks and uncertainties, regardless of current awareness on them.**

Known **risks and uncertainties** include, without limitation: **economic, regulatory, political and commercial conditions** at large in Brazil and abroad, **changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electric energy** by consumers, **competitive conditions,** our level of **indebtedness,** the possibility of receiving **payments connected to our receivables, changes in our rainfall and water levels** in the reservoirs used to operate our hydropower plants, our **plans concerning financing and capital investment, governmental regulations** existing and future, as well as other risks described in our annual report and other documents registered before the CVM and SEC.

Estimates and forecasts refer only to the date on which they were expressed and we undertake **no obligation to update any of these estimates or forecasts** as a result of new information or future events. The future results of operations and efforts of Companies may be different from the current expectations, and **investors should not rely solely on the information contained hereunder.**

This material contains **calculations that may not reflect accurate results due to the rounding of numbers.**

Eletrobras

ELETROBRAS Profile

Eletrobras

Largest Energy Company in Latin America


Eletrobras
P&D
Shareholdings
Eletrobras Cepel
Eletrobras Eletropar
Generation
Generation and Transmission
ITAIPU BINACIONAL
Eletrobras Eletronuclear
Eletrobras Eletronorte
Eletrobras Chesf
Eletrobras Furnas
Eletrobras CGT Eletrosul
Eletrobras Amazonas GT

131 SPEs
29 for sale
8 in extinction
13 under incorporation
81 total 2020 (estimated)

Shareholding


Capital Structure
Oct/2020
38.31%
Others, *free float*
42.57%
PÁTRIA AMADA BRASIL
GOVERNO FEDERAL
2.97%
Government
5.92%
BNDES
10.23%
BNDESPAR

Eletrobras

Eletrobras **Profile**

LARGEST ELECTRIC UTILITY IN LATIN AMERICA

VISION TO BE AN INNOVATIVE CLEAN ENERGY COMPANY RECOGNIZED FOR ITS EXCELLENCE AND SUSTAINABILITY

12,547
PERMANENT
EMPLOYEES

R$ 182 BILLION
IN ASSETS

96%
CLEAN ENERGY

Hydropower **90%**

Thermal **4%**

Nuclear **4%**

Wind & Solar **2%**


Existing
Eletrobras Companies' TLs
Eletrobras Companies' TLs with partnership
Other Companies' TLs

51,301 MW
INSTALLED **134 PLANTS**
30% IN BRAZIL

70,917 KM
IN TRANSMISSION LINES
43.9% IN BRAZIL

ONE OF THE 5 LARGEST
HYDROPOWER PLANTS IN THE WORLD
IN INSTALLED CAPACITY

Eletrobras

Case **Eletrobras**

2011

2011 Mkt. Cap R$ 18,6 bi

Gross revenue of R$ 33.6 billion, holding 36% of installed cap and 56% of TL. Relevant partner in the country's main structural works, such as HPP Belo Monte, HPP Santo Antônio.

2012

2012 Mkt. Cap R$ 7,4 bi

MP 579, which established a quota regime to anticipate the renewal of the concession, which should provide a reduction in tariffs for final consumers. This resulted in a drop in revenue of R$ 10 billion, a time when Eletrobras was in the middle of building structural works.

2013

2013 Mkt. Cap R$ 7,6 bi

Law 12,783/13 - Provides for the concessions of G, T and D, reduction of sector charges and low tariffs. Renewal of 31% of installed capacity and 80% transmission assets.

Receivement of 1st tranche indemnity of extended concessions of R$ 14 billion of generation and transmission.

2016

2016 Mkt. Cap R$ 29,1 bi

Wilson Ferreira Junior is appointed as CEO of Eletrobras.

Ordinance No. 120: payment terms and relative remuneration of RBSE, with an impact of R$ 25.8 billion

2017

2017 Mkt. Cap R$ 25,2 bi

Beginning of RBSE receivables

Proposal for Eletrobras privatization by MME (Temer Government)

21,563 employees

2018

2018 Mkt. Cap R$ 31,5 bi

Privatization of Northern and Northeastern Distributors and SPEs auction sale.

Beginning of GAG Improvement Receipt for generation concessions per quota, around R$ 1 billion/ year.

Price definition of R$ 480.00/Mw avg as a reference, by CNPE, for Angra 3 plant, which construction has not been resumed yet.

2019

2019 Mkt. Cap R$ 49,1 bi

PL 5,877 on privatization of Eletrobras forwarded to the National Congress.

Capital increase of R$ 7.75 billion with R$ 3.7 billion in cash

2020

2020 Mkt. Cap R$ 51,1 bi on 11/13/20

Notes 2025 and 2030 issue

Tariff reviews of transmission concessions extended under the terms of Law 12.783 / 2013, Periodic Tariff Review of 2018 and the recognition "Ke“

12,547 employees

Eletrobras

Corporate Governance



Shareholders' Meeting
Fiscal Council
Board of Directors
Strategy, Governance & Sustainability Committee
Management, Personnel & Eligibility Committee
Audit & Risks Committee
Divestment Commission
Statutory Committees
Internal Audit
Ombudsman's Office
Investigation of Complaints
Governance Secretariat
CEO
Generation Officer
Transmission Officer
Financial and IR Officer
Management and Sustainability Officer
Compliance Officer

Eletrobras

Corporate Profile



45%
Independent Members in the Board of Directors

exceeding the legal requirement of 25% and 30% provided for in the Articles of Incorporation and according to the Decree 8.945/2016, US Legislation (Exchange Act and Sarbanes Oxley) and Dow Jones Sustainability Index

Board of Directors

José Guimarães Monforte - Chairman
Ricardo Brandão Silva
Ruy Flaks Schneider
Bruno Eustáquio Ferreira Castro de Carvalho
Mauro Gentile Rodrigues Cunha
Marcelo de Siqueira Freitas
Daniel Alves Ferreira
Felipe Villela Dias
Luiz Eduardo dos Santos Monteiro – elected by employees
Lúcia Maria Martins Casasanta
Wilson Ferreira Júnior

Female presence

In all BDs of Eletrobras* Companies, except Eletronuclear

Audit & Risks Committee

Mauro Gentile Rodrigues Cunha
Daniel Alves Ferreira
Felipe Villela Dias
Luís Henrique Bassi Almeida - external
Luiz Carlos Nannini - external

Fiscal Council

Patricia Valente Stierli
Thaís Marcia Fernandes Matano Lacerda
Eduardo Coutinho Guerra
Hailton Madureira de Almeida
Giuliano Barbato Wolf

Executive Board

Wilson Ferreira Júnior - CEO
Elvira Baracuhy Cavalcanti Presta – Chief Financial and Investor Relations Officer
Camila Gualda Sampaio Araújo- Chief Compliance Officer
Luiz Augusto Pereira de Andrade Figueira- Chief of Management and Sustainability Officer
Pedro Luiz de Oliveira Jatobá – Chief Generation Officer
Márcio Szechtman – Chief Transmission Officer

Eletrobras

Our business

Evolution



Eletrobras

Eletrobras **in Brazil**



Eletrobras Amazonas GT
Eletrobras Eletronorte
Eletrobras Chesf
Eletrobras Eletronuclear
Eletrobras Furnas
Eletrobras CGT Eletrosul
ITAIPU BINACIONAL
BH
RJ
SP
Senador Arnon Afonso Farias de Mello (Floresta)
Coaracy Nunes
Balbina
Aparecida Mauá Mauá 3
Anamã Anori Caapiranga Codajás
Curuá-Una
Belo Monte
Tucuruí
Santo Antônio
Samuel
Jirau
São Manoel
Teles Pires
Dardanelos
Sinop
Araguaia
Manso
Peixe Angical
Serra da Mesa
Compl. Eólico Fortim
Mangue Seco 2
Compl. Eólico VamCruz
Boa Esperança
Compl. Eólico Chapada do Piauí I
Compl. Eólico Chapada do Piauí II
Curemas
Casa Nova III
Casa Nova II
Luiz Gonzaga (Itaparica)
Sobradinho
Complexo Paulo Afonso e Moxotó
Xingó
Complexo Eólico Pindaí I, II e III
Pedra
Funil
Batalha
Corumbá I
Itumbiara
Serra do Facão
Retiro Baixo
Baguari
São Domingos
Porto Colômbia
Marimbondo
Luiz Carlos Barreto de Carvalho (Estreito)
Mascarenha de Moraes (Peixoto)
Furnas
Três Irmãos
Simplício
Campos
Funil
Santa Cruz
Angra I
Angra II
Mauá
Itaipu
Foz do Chapecó
João Borges
Megawatt Solar
Passo São João
Barra do Rio Chapéu
Cerro Chato I
Cerro Chato II
Cerro Chato III
Capão do Inglês
Galpões
Coxilha Seca
Complexo Eólico Livramento
Candiota III
Complexo Eólico Geribatu
Complexo Eólico Chuí
Complexo Eólico Hermenegildo
Legend
Windfarm
Windfarm SPE
Thermal
Hydro
Hydro SPE
Hydro shared ownership
Nuclear
Solar

Eletrobras

This presentation may contain esti

Generation

Highlights 2020

134 Plants
58 Corporate plants
76 SPES

Eletrobras
51,301 MW
Installed Capacity

Aggregation
+ 163 MW in 2020

+ 1,582 MW
Under construction, of this
+ 1,405 MW
Angra 3 TPP


173,491 MW
Total in the Brazil
30%
5%



90%	Hydro	46,258 MW
4%	Nuclear	1,990 MW
2%	Wind and Solar	1,188 MW
4%	Thermal	1,865 MW

96%
Clean Energy

Eletronuclear + Itaipu
8,990 MW

+785 MW
In Brazil compared to 2Q20
+6,303 MW
In Brazil compared to 3Q19

Brazil

Generation

Generated Energy



148,678
GWh
Quota system
Non-Quota system

Around 34%
of Brazil

– 0.4%
Regarding 3Q19

This reduction considers only corporate ventures not renewed by law 12,783 / 13 and SPEs controlled by the Holding and excludes Itaipu.

Physical Guarantee

10,543 MWavg
Physical guarantee of operating plants

9,023 MWavg
Physical guarantee of plants in the Hydroelectric and Nuclear **quota system**

Energetic Balance 2019-2020

In %



2019
2020
34.2
15.4
8.8
41.6
3.1
35.7
11.6
8.6
41.0
Uncontracted energy
ACL
ACR
Nuclear
Quotas GF

Basis: September
It considers Hedge to cover GSF

Generation Revenue

In R$ billion



2018
2019
9M19
9M20
20.1
1.3
7.6
4.7
3.4
2.7
23.3
1.4
7.3
7.6
3.5
3.5
17.0
1.0
5.3
5.6
2.6
2.6
16.2
0.7
5.6
4.7
2.6
2.9
Others
CCEE
ACL
ACR
Nuclear
Quotas

The difference in ACR from 2018 to 2019 is mainly due to the incorporation of PIES and the beginning of the CGEARs in Mauá 3.

Eletrobras

Energy Market in Brazil

Daily Energy Charge in Brazil (2020 vs. 2019)


Quarantine
Flexibilization
Recovery
80.000
75.000
70.000
65.000
60.000
55.000
50.000
45.000
Avg. MW
10/5/20
-26%
2/10/20
+11%
1/1
15/1
29/1
12/2
26/2
12/3
26/3
9/4
23/4
7/5
21/5
4/6
18/6
2/7
16/7
30/7
13/8
27/8
10/9
24/9
8/10
22/10
Daily Energy Load, 2020
Daily Energy Load, 2019

Electricity consumption in Mw avg (2020 vs. 2019)


+4% in 2020
67.846
65.356
63.916
63.151
55.880
55.272
59.645 59.647
57.406
59.252
65.113
65.984
62.632
65.054
63.130
2019
2020
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

PLD (Settlement Price of Differences)


R$/MWh
400
300
200
100
0
327.22
288.71
39.68
88.82
100.84
jan/19
fev/19
mar/19
abr/19
mai/19
jun/19
jul/19
ago/19
set/19
out/19
nov/19
dez/19
jan/20
fev/20
mar/20
abr/20
mai/20
jun/20
jul/20
ago/20
set/20
out/20
SE
South
NE
North

Source: CCEE - InfoMercado Dados Gerais 2019 and InfoMercado Dados Gerais 2020. Consumption Monitoring - CCEE - Informações ao Mercado

Eletrobras

Transmission

The largest Transmission Company in Brazil

3Q20

70,917 km

Total transmission line,

Of this **64,881** km ≥ 230 kV

43.9% of Brazil



	Existent	Future
TL Eletrobras' Companies		
TL Eletrobras' Companies in partnership		
TL others Eletorbras		

– 564,33 km in the 3Q20

Sales of 573.21 km of SPE Lines proportional to Eletrobras' stake in SPE Manaus Transmissora de Energia SA

+ R$ 25.5 million

Additional Annual Allowed Revenue (RAP) in the 3Q20

Eletrobras

Transmission Operational Result

LT Operational Availability

99.96% - Best result in 3rd quarter since 2015


99,89%
99,84%
99,92%
99,89%
99,94%
99,96%
3Q15
3Q16
3Q17
3Q18
3Q19
3Q20

–27.3%

Disturbances in Eletrobras System with energy shutdown

No major shutdown for three years (> 1000MW) originated at Eletrobras companies

Variable Portion (PV)

1.66% - Best result in 3rd quarter since 2015


2,44%
3,38%
2,14%
1,80%
2,26%
1,66%
3Q15
3Q16
3Q17
3Q18
3Q19
3Q20
3T20

1.66%

Variable portion

– R$ 25.7 milion considering 3Q19, indicating the inclination of reduction in discounts by Eletrobras companies

Eletrobras

Financial
Performance 9M20



Eletrobras

Results **2020 – R$ million**



Net Operating Revenue
Remensuration
RBSE 2Q20
6.956
11.098
7.431
25.484
1T20
2T20
3T20
9M20



EBITDA
2.803
7.787
1.957
12.547
1T20
2T20
3T20
9M20



307
4.597
96
5.000
1T20
2T20
3T20
9M20



Recurring Net Operating Revenue
6.947
5.564
6.877
19.389
1T20
2T20
3T20
9M20



Recurring EBITDA
3.205
2.413
3.202
8.798
1T20
2T20
3T20
9M20



Recurring Net Income
981
1.452
1.621
4.305
1T20
2T20
3T20
9M20

PMSO IFRS and Number of Employees



Sale of Distibution Companies
12,487
26,008
10,285
21,563
9,108
17,233
9,850
13,089
5,843
12,547
R$ 2,022 million in 3Q20
Labor agreement 9.28%
Labor agreement 4.08%
Labor agreement 1.69%
Labor agreement 3.55%
2016
2017
2018
2019
9M20
PMSO (R$ million)
Employees

Debt and Receivables Profile

R$ 49.1 billion

Gross Debt without RGR 2020 of Third Party



3.0
10.7
6.5
4.5
5.6
4.2
14.7
2020
2021
2022
2023
2024
2025
After 2025

Composition of Debt



7%
25%
68%
Real (R$)
Foreign currency
RGR (subsidiaries)
0%
17%
38%
15%
22%
7%
CDI
IPCA
Selic
Without Indexing
TJLP
Others

R$ 12.7 billion

Loans and financing receivable*



1.1
5.2
2.1
1.7
1.2
0.7
0.7
2020
2021
2022
2023
2024
2025
After 2025

Composition of Receivables



43%
57%
Real (R$)
Foreign currency
43%
40%
2%
15%
CDI/Selic
IPCA
IGPM
Itaipu*

*Not included: receivables from Itaipu's financial assets of R$ 1.6 billion, receivables from RGR owed by companies of the System and not belonging to Eletrobras, PCLD of R $ 650 million and third party charges.

Excludes charges

Itaipu: fixed rate of 4% or 7.5% depending on the contract

Eletrobras

Financial Discipline

(em R$ billion)

Net Debt/Ebitda



DisCos
Privatization
23.4
20.3
26.4
25.7
23.5
22.1
21.0
21.0
19.6
23.2
6.1
3.7
3.1
3.0
2.6
2.3
2.2
2.2
2.2
2.8
3.6
1.9
2.1
2.2
2.0
1.8
1.6
1.6
1.5
1.9
Dec/16
Dec/17
Dec/18
Mar/19
Jun/19
Set/19
Dec/19
Mar/20
Jun/20
Set/20
Net Debt
Net Debt/EBITDA with RBSE
Net Debt/EBITDA without RBSE

GOAL

$\frac{\text{Net Debt}}{\text{EBITDA Adjusted}} < 2.5$

6.6	10.5	12.5	11.5	11.6	12.3	13.2	13.3	12.8	12.0	EBITDA with RBSE (LTM)

3Q20	
(+) Short-Term Debt (Current Liabilities)	8,817
(+) Long-Term Debt	41,340
Gross Debt	**50,156**
(-) Transfer RGR to CCEE (1)	1,039
= Recurring Gross Debt	**49,117**
(-) (Cash and Cash Equivalent + Securities)	12,173
(-) Financing Receivable	13,153
(+) Transfer RGR to CCEE (1)	1,039
(-) Net Balance of Itaipu Assests	1,675
Net Debt	**23,155**

(1) See Notes 8 and 19 of the 3Q financial statements

Cash Reduction:
R$ 2.5 billion in advance dividend payments compared to previous years

* From 2019, only current assets are considered, so the 2018 Net Debt was changed for comparison purposes.

Acceleration of Investments 3Q20

(in R$ million)

Investment (Corporate + partnership)	Invested 1Q20	Invested 2Q20		Invested 3Q20	Invested 9M20	Budget PDNG 9M20	%
Corporate Generation	**89**	**155**	**+115%**	**334**	**579**	**1.627**	**36%**
Implantation	45	94		245	384	1.053	36%
Angra 3	31	27		149	207	526	39%
Santa Cruz	9	58		85	152	186	82%
Casa Nova	4	4		5	13	31	42%
Others	1	5		6	11	310	4%
Maintenance	45	61		89	195	574	34%
Corporate Transmission	**148**	**169**	**+66%**	**281**	**598**	**1.149**	**52%**
Enlargement	31	48		63	141	254	56%
Reinforcements and Improvements	58	55		141	254	593	43%
Maintenance	60	65		78	203	302	67%
Infrastructure and Others *	**37**	**36**		**48**	**121**	**253**	48%
Corporate Total	**275**	**360**	+84%	**663**	**1,298**	**3,028**	43%
SPES	**53**	**20**		**18**	**91**	**575**	16%
Total	**328**	**380**	+79%	**681**	**1,389**	**3,603**	39%

Transmission

Chesf	R$ 103 million
Furnas	R$ 100 million
CGT Eletrosul	R$ 37 million
Eletronorte	R$ 41 million

* Environmental Quality, Infrastructure, Technological Development.

Eletrobras

Privatization and Angra III



Eletrobras

Privatization – Capitalization Process

The capitalization of Eletrobras should potentially result in lower capital costs and efficiency gains.

Capitalization Process[1]

1 ■ Eletrobras would make a primary stock issuance.
- —The Brazilian Government will not take part of it, therefore, reducing its stake.
- —The Government will be allowed to sell its stocks in the secondary market in order to ensure its shareholder position is lower than 50% ordinary shares.

2 ■ Eletrobras should become a Corporation with no controlling shareholder.
- —Eletrobras' shareholder voting capacity would be limited to 10% regardless of its ownership position.

3 ■ Creation of a state-owned Company in order to maintain Federal Government ownership - budget requested by the MME for 2021: R$ 4 billion

Eletrobras Eletronuclear	*Constitutional veto does not allow Eletronuclear to have a private owner*	ITAIPU BINACIONAL	*Shared ownership between the Brazilian and Paraguayan Governments*

Impacts on Eletrobras' Organizational Structure

1 ■ The capital raised should be used to remove quota regime under its generation and transmission assets
- —Eletrobras should be able to sell its energy at prices aligned to the Brazilian market vs under quota regime

NPV Dequoted Plants − NPV Quoted Plants − Indemnification of unamortized investments (quota concession = Economic Benefit

NPV Dequoted Plants: New Concession 30 years old

Economic Benefit: Defined by CNPE

Payment Options:

(-) R$ 3.5bn (in 10 years): Investments of the São Francisco River
(-) Up to R$ 3.5bn Eletrobras Receivables with CCC (currently recognized R$ 2.4 billion)

= Subtotal of the Economic Benefits

1/3 – CDE Transfer — 30 years to be paid

2/3 – Federal Government

Resources coming from Capital Increase

1 Capitalization process based on the Project submitted to Congress by the government of President Jair Bolsonaro on November 5, 2019.

Eletrobras

The **New Eletrobras**

Itaipu, Eletronuclear and Government programs remain under the control of the Federal Government



FEDERAL GOVERNMENT
Eletronuclear
Itaipu
Government Programs
Luz Para Todos
(Light for All)
Procel
Proinfa
BUSA
Eletrobras
Eletropar
Furnas
Chesf
CGT Eletrosul
Eletronorte
Amazonas GT

The corporate model is an exemple, as it still depends on the approval of bill 5877 and also on studies to be carried out.

Recovery NPP **ANGRA III**

1st Step Definition of the work completion model

Segregation of Risks → EPC Partner / Financial Partner

Maximization of asset value and higher return to partners

- BNDES report of Feb / 2020 considered that a private partner at Eletronuclear was unnecessary.
- Although not a mandatory condition, **the model does not prohibit** the participation of a private partner
- CPPI ratified the report of the Interministerial Committee, as well as BNDES **1st stage study.**
- The project will be **monitored** again by **CNPE**, responsible for the supervision of the Interministerial Committee and the work of the BNDES in step 2.

Financial Equation → It consists of hiring consultants by BNDES to perform due diligence and funding structure **(2nd stage)**

Critical Path Acceleration **ANGRA III**

Critical Path Acceleration Plan from 2020 to 2023

Actions aimed at financial settlement and viability of contracts for resuming the work.



2020 → 2023



Goals

Meet the critical path of the Project
Complete superstructure of nuclear buildings
Increase work front for EPC

Resources

AFACs approval
R$ 1,052 billion in 2020, of which R$ 370 million has already been transferred to Eletronuclear
R$ 2,447 billion in 2021

Scope

Advance on civil works and electromechanical assembly with companies contracted by Eletronuclear, in addition to maintaining critical supplies.

Compliance

Independent Program

For monitoring budgets, payments and contracts, execution of works and assessment of supplier integrity.

Eletrobras

Schedule **ANGRA III**

Critical Path Acceleration Plan

May/2021

- Hiring Owners and Finalizing Engineering Projects
- Renegotiation of national supply contracts
- Feasibility of hiring processes for civil works and assemblies
- Debt settlement and new supplies

June/2021

Signing of civil works and electromechanical assembly contracts

October/2021

Start of pouring and assembling

2nd Step **BNDES: Details of the Business Model**

Parallel to the critical path acceleration plan

Nov/20	Mar/21	Aug/21	Dec/21	Mar/22
Hiring Consultants for studies (Due diligence)	Completion of all studies (Due Diligence)	Publication of the notice (EPC)	Signature of contracts for civil works and electromechanical assembly (EPC)	Start of Works (EPC)

Eletrobras

New PPA **Angra III**

Provisional Measure 998/2020

CNPE is responsible for **authorizing the** granting and execution of the **commercialization contract**

50 + 20 years
Grant

40 years
Supply contract time

Energy **price**:

- It will result from **studies conducted** by the BNDES, observing:
  - The **economic and financial viabilit**y of the enterprise
  - Its **financeability** in market conditions
  - **Reasonableness** principle
  - The principle **of low tariffs**
- It will be **readjusted** by **inflation** and the **cost of nuclear fuel**

There may be **cost** decrease resulting from **competition between suppliers**

Eletrobras



Relevant Subjects

Eletrobras

Master Plan 2020-2024

Leverage	Target 2020
Net Debt / Adjusted EBITDA	< 2.5

Efficiency	Target 2020
PMSO / PMSO Regulatório	1.0

Personnel	Target 2020
Accidents Frequency Rate with time off work (Own employees and third parties)	2.48

Governance	Target 2020
Nº of material weaknesses	0



Investment 2020-2024

Amounts in R$ billon



1,8
9,4
13,9
7,3
R$ 32.4 billion
Angra 3
Generation (Others)
Transmission
Infrastructure and Environment



5.29
0,47
2,01
1,76
1,05
6.71
0,45
2,05
1,63
2,58
7.39
0,30
2,27
1,42
3,40
6.86
0,30
1,67
1,44
3,45
6.14
0,30
1,38
1,07
3,39
2020
2021
2022
2023
2024

Shareholding Simplification **SPES**



Sta. Vitoria do Palmar (18 SPEs)
R$ 434 million
Hermenegildo I, II, III e Chuí IX (4 SPEs)
R$ 134 million
Famosa III (4 SPEs)
Acaraú (3 SPEs)
Centroeste
R$ 43 million
Manaus Transmissora
R$ 232 million
Mangue Seco 2
R$ 33 million
TDG
Energia Olímpica
Postponed to 2021
Chapada do Piauí I (8)
Chapada do Piauí II (7)
TSBE
TGO
Pindaí I, II and III (11 SPEs)
IGESA
Punaú (7 SPEs)
C. Integração
Manaus C.
Amapari
CSE
Baleia (6)
Baguari Energia
Famosa (4)
IEG
FOTE
TSLE
175
172
136
3
1
1
131
29
13
8
81
15
3
14
49
Dec/17
Dec/18
Dec/19
Sale
Incorporation
Closing
Completed Operations
11/11/20
Sale
Incorporation
Closing
Ongoing Operations
Dec/20 Forecast
Sale / Uncrossing
Incorporation
Closing
Dec/21 Forecast

Eletrobras

Aneel **Public Consultation nr 56/2020**

CCEE listed plants

HPP	Preliminary	Deadline
Tucuruí	1,405.74	254 days
Sobradinho	296.3	7 anos
Samuel	46.01	602 days
Serra da Mesa	27.94	138 days
Peixoto	25.79	60 days
Curuá Una	10.56	1.231 days
Barra do Rio Chapéu	3.93	849 days
João Borges	3.89	834 days
Passo São João	1.44	116 days
Simplício Anta	0.88	15 days
Curemas	0.47	337 days
Batalha	0.14	10 days
Mauá	0.04	2 days
Manso	0.01	0
São Domingos (Esul)	0	0
Total	**1,823.12**	

The Itumbiara HPP is not included in the CCEE calculations due to the renewal of the concession, which is underway within the scope of the MME, having been recommended by ANEEL (Order No. 3,108 of 10/11/20)

CCEE calculations

R$ 1,823 million

Corporate plants (excluding Itumbiara)

R$ 539 million

SPEs, of which R$ 227 million is proportional to Eletrobras' participation

Timeline

- Public consultation
- Regulatory resolution and marketing rules — 12/9/20
- 60 days
- Presentation of calculations by CCEE — 2/9/21
- 30 days
- Publication of calculations by Aneel — 3/9/21
- 60 days
- Withdrawal and waiver of lawsuits — 5/9/21
- Request for extension of the granting period

Main Contributions of Eletrobras' companies:

- Remuneration of capital spent
- Allocation of regulatory assets in any plant of the same concessionaire

Chesf

R$ 1,278 million

Amount unpaid due to injunction

- R$ 891 million

Credits retained at CCEE

= **R$ 387 million**

Net amount to be paid if the injunction dropps down

which limits the GSF to 95%

Compulsory Loan 3Q20

Judicial Contingency

R$ 15,443 million

LAwsuits of monetary adjustment of the compulsory payed off, updated in accordance with Repetitive Appeal 1,003,955-R.

Agreement Policy approved in October 2020:

Purpose: Decrease of the Company's liabilities.

Benefits:

- ❑ Possibility of agreements in amounts lower than provision;
- ❑ Tax use of payments;
- ❑ Cash flow management

Provision Stock– R$ million



Constitutions in line with the repetition of the STJ
Review of base of the processes
Improvement of liability management and according to the provision
1,306
4,103
9,279
13,902
16,596
17,942
17,562
15,443
dez/13
dez/14
dez/15
dez/16
dez/17
dez/18
dez/19
set/20

Compulsory to be converted

R$ 1,045 million

Provision for shares to be delivered

Operating Provision

Liabilities related to pref shares. B to be delivered to taxpayers, updated by the market value of the pref shares. B or book value, whichever is less + income



R$ 268
+ R$ 353 million
R$ 621
2Q20
3Q20

+

Compulsory not payed off

Financial Result

Liabilities related to judicial deposits of consumers who disagreed with the charging of the compulsory loan, alleging unconstitutionality, updated by the IPCA-E + 6% interest during the grace period



R$ 219
+ R$ 205 million
R$ 424
2Q20
3Q20

Eletrobras

ESG


Eletrobras

ESG Highlights

Related Capital * | **Related Priorized SDGs**

HEALTH AND SAFETY

Hiring of Dupont consultancy to develop the Integrated Health and Safety Program for Eletrobras companies

56,633 Covid-19 tests

Applied to employees of Eletrobras companies, own and third parties, until September 2020

86%

Of the workforce tested every 15 days

Related Capital: **Human**

Related SDG: 8 TRABALHO DECENTE E CRESCIMENTO ECONÔMICO

CLIMATE CHANGES

Commitment to the Task Force on Climate-related Financial Disclosures (TCFD), reference in recommendations for financial disclosures related to climate change

Related Capital: **Natural** | **Financial**

Related SDG: 13 AÇÃO CONTRA A MUDANÇA GLOBAL DO CLIMA

HUMAN RIGHTS

Adherence of all Eletrobras companies to the Na Mão Certa program, an initiative by Childhood Brasil that aims to combat the sexual exploitation of children and adolescents in the country

Related Capital: **Human** | **Social and Relationship**

Related SDG: 16 PAZ, JUSTIÇA E INSTITUIÇÕES EFICAZES

* Capitals of the Integrated Reporting framework of the International Integrated Reporting Council (IIRC)

Eletrobras

ESG Highlights

Related Capital * | **Related Priorized SDGs**

RELATIONSHIP WITH CUSTOMERS

88.83%
Customer satisfaction, exceeding the goal of 87.98%, in the 4th Integrated Customer Satisfaction Survey of Eletrobras Companies.

Related Capital: **Social and Relationship**

SDG: 16 PAZ, JUSTIÇA E INSTITUIÇÕES EFICAZES

DONATIONS TO COMBAT COVID-19

More than R$ 23 million
Donated

109
Benefited hospitals

Related Capital: **Social and Relationship**

SDGs: 10 REDUÇÃO DAS DESIGUALDADES; 11 CIDADES E COMUNIDADES SUSTENTÁVEIS

PRIVACY PROTECTION

Actions to implement the General Personal Data Protection Law (LGPD) in the company's operations

Related Capital: INTELECTUAL; **Social and Relationship**

SDG: 16 PAZ, JUSTIÇA E INSTITUIÇÕES EFICAZES

SUSTAINABLE MANAGEMENT OF SUPPLIERS

Virtual edition of the National Meeting with Suppliers, with webinars

Over 300 Suppliers reached

Related Capital: **Social and Relationship**

SDG: 12 CONSUMO E PRODUÇÃO RESPONSÁVEIS

* Capitals of the Integrated Reporting framework of the International Integrated Reporting Council (IIRC)



Thank You!

RI Eletrobras
ombudsman-ri@eletrobras.com

Eletrobras